APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

MILL CITY BBQ & BREW LLC			
Income Statement - unaudited			
For the periods ended 12-31-21			
	Current Period		
	01/01/21 to 12/31/21		
REVENUES			
Sales	$ 266,123.00	$ -	
Other Revenue	-	-	
TOTAL REVENUES	**266,123.00**	**-**	
COST OF GOODS SOLD			
Cost of Sales	72,350.00	-	
Supplies	12,576.00	-	
Other Direct Costs	-	-	
TOTAL COST OF GOODS SOLD	84,926.00	-	
GROSS PROFIT (LOSS)	181,197.00	-	
OPERATING EXPENSES			
Advertising and Promotion	685.00	-	
Bank Service Charges	35.00	-	
Business Licenses and Permits	3,500.00	-	
Computer and Internet	-	-	
Depreciation	16,926.00	-	
Dues and Subscriptions	530.00	-	
Insurance	12,000.00	-	
Meals and Entertainment	250.00	-	
Miscellaneous Expense	8,700.00	-	
Office Supplies	11,210.00	-	
Payroll Processing	8,255.00	-	
Professional Services - Legal, Accounting	10,655.00	-	
Occupancy	-	-	
Rental Payments	60,000.00	-	
Salaries	48,500.00	-	
Payroll Taxes and Benefits	525.00	-	
Travel	-	-	
Utilities	22,250.00	-	
Website Development	-	-	
TOTAL OPERATING EXPENSES	204,021.00	-	
OPERATING PROFIT (LOSS)	(22,824.00)	-	

INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)		-		-
Interest Expense		-		-
Income Tax Expense		-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-		-
NET INCOME (LOSS)	$	(22,824.00)	$	-

MILL CITY BBQ 7 BREW LLC				
Balance Sheet - unaudited				
For the period ended 12/31/21				
		Current Period		
		12/31/		
ASSETS				
Current Assets:				
Cash	$	8,632.00	$	-
Petty Cash		275.00		-
Accounts Receivables		-		-
Inventory		1,525.00		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		10,432.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		47,434.00		-
Computer Equipment		-		-
Vehicles		25,000.00		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		72,434.00		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	82,866.00	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	22,650.00	$	-
Business Credit Cards		-		-
Sales Tax Payable		8,246.00		-
Payroll Liabilities		-		-
Other Liabilities		-		-
Current Portion of Long-Term Debt		-		-
Total Current Liabilities		30,896.00		-

Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		12,000.00		-
Total Long-Term Liabilities		12,000.00		-
EQUITY				
Capital Stock/Partner's Equity		39,970.00		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		39,970.00		-
TOTAL LIABILITIES & EQUITY	$	82,866.00	$	-
Balance Sheet Check		-		-

MILL CITY BBQ & BREW
Statement of Cash Flow unaudited
For the period ended 12/31/22

	Current Period	Prior Period
	01/01/22 to 12/31/22	01/01/21 to 12/31/21
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	261,789	266,123
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	3,212	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory		-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	13,115	20,466
Credit Cards Payable	-	-
Total Adjustments	16,327	20,466
Net Cash Flows From Operating Activities	278,116	286,589
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt		-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	278,116	286,589
CASH - BEGINNING	286,589	-
CASH - ENDING	564,705	286,589

MILL CITY BBQ & BREW LLC
Income Statement - unaudited
For the periods ended 10/5/23

	Current Period	Prior Period	
	01/01/23 to 10/05/23	**01/01/22 to 12/31/22**	
REVENUES			
Sales	$ 353,514.00	$ 261,798.00	
Other Revenue	-	-	
TOTAL REVENUES	**353,514.00**	**261,798.00**	
COST OF GOODS SOLD			
Cost of Sales	-	28,626.00	
Supplies	-	-	
Other Direct Costs	-	-	
TOTAL COST OF GOODS SOLD	-	28,626.00	
GROSS PROFIT (LOSS)	353,514.00	233,172.00	
OPERATING EXPENSES			
Advertising and Promotion	2,000.00	560.00	
Bank Service Charges	110.00	178.00	
Business Licenses and Permits	3,500.00	3,575.00	
Computer and Internet	1,800.00	2,600.00	
Depreciation	8,378.00	3,200.00	
Dues and Subscriptions	447.00	600.00	
Insurance	5,000.00	3,745.00	
Meals and Entertainment	375.00	676.00	
Miscellaneous Expense	15,000.00	15,430.00	
Office Supplies	862.00	2,678.00	
Payroll Processing	7,589.00	9,810.00	
Professional Services - Legal, Accounting	7,200.00	9,234.00	
Occupancy	-	-	
Rental Payments	50,000.00	60,000.00	
Salaries	192,000.00	103,300.00	
Payroll Taxes and Benefits	1,296.00	876.00	
Travel	-	-	
Utilities	20,000.00	21,645.00	
Website Development	3,000.00	-	
TOTAL OPERATING EXPENSES	318,557.00	238,107.00	
OPERATING PROFIT (LOSS)	34,957.00	(4,935.00)	

INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)	-		-	
Interest Expense	-		-	
Income Tax Expense	-		-	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-		-	
NET INCOME (LOSS)	$ 34,957.00		$ (4,935.00)	

MILL CITY BBQ & BREW
Balance Sheet - unaudited
For the period ended 10/05/23

	Current Period 10/5/2023	Prior Period 12/31/2022
ASSETS		
Current Assets:		
Cash	$ 10,268.00	$ 6,789.00
Petty Cash	-	1,760.00
Accounts Receivables	2,378.00	7,434.00
Inventory	1,410.00	2,012.00
Prepaid Expenses	9,600.00	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	23,656.00	17,995.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	47,434.00	47,434.00
Computer Equipment	1,600.00	-
Vehicles	20,500.00	25,000.00
Less: Accumulated Depreciation	-	-
Total Fixed Assets	69,534.00	72,434.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 93,190.00	$ 90,429.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 7,200.00	$ 13,115.00
Business Credit Cards	-	-
Sales Tax Payable	6,000.00	10,382.00
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	7,420.00	12,000.00
Total Current Liabilities	20,620.00	35,497.00

Long-Term Liabilities:		
Notes Payable	-	2,300.00
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	2,300.00
EQUITY		
Capital Stock/Partner's Equity	72,570.00	52,632.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	72,570.00	52,632.00
TOTAL LIABILITIES & EQUITY	$ 93,190.00	$ 90,429.00
Balance Sheet Check	-	-

I, Renay Wolterding, certify that:

1. The financial statements of Mill City BBQ & Brew included in this Form are true and complete in all material respects; and
2. The tax return information of Mill City BBQ & Brew included in this Form reflects accurately the information reported on the tax return for Mill City BBQ & Brew for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Renay Wolterding*

Name: Renay Wolterding

Title: Owner